UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 17, 2010



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464   26-2018846
(Commission File Number)   (I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departures of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Compensatory Arrangements.

On March 17, 2010, the Compensation Committee of the Board of Directors of Dollar Tree, Inc. conducted its annual review of the base salaries and incentive compensation of the Company's executive officers.

Base Salaries: After not increasing salaries for the Company's Named Executive Officers in fiscal 2009, the Committee approved the following annual base salaries for the Company's Named Executive Officers for fiscal 2010.

Name	Position	Base Salary
Bob Sasser	President, Chief Executive Officer	$1,000,000
Gary M. Philbin	Chief Operations Officer	$590,000
Kevin S. Wampler	Chief Financial Officer	$450,000
Robert H. Rudman	Chief Merchandising Officer	$510,000
Stephen W. White	Chief Logistics Officer	$345,000

Annual Incentive Bonus for fiscal 2009 and fiscal 2010: The Committee authorized the payment of annual cash bonus awards to certain of the Company's Named Executive Officers for fiscal year 2009 which ended on January 30, 2010. The Committee reaffirmed without change the target bonus levels of 100% of salary for the Chief Executive Officer, 50% of salary for the Chief Operating Officer, Chief Financial Officer, Chief Merchandising Officer and Chief Logistics Officer and established the target bonus and performance goals for fiscal year 2010. Consistent with past practice, 85% of the award is based on the Company's earnings per share and 15% is based on the officer achieving personal performance goals. The following table sets forth the bonus payments for fiscal 2009 and bonus target for fiscal 2010:

Name	Position	Bonus Target Fiscal 2010	Bonus Payments Fiscal 2009
Bob Sasser	President, Chief Executive Officer	$1,000,000	$1,650,063
Gary M. Philbin	Chief Operating Officer	$295,000	$486,625
Kevin S. Wampler	Chief Financial Officer	$225,000	$409,966
Robert H. Rudman	Chief Merchandising Officer	$255,000	$410,763
Stephen W. White	Chief Operating Officer	$172,500	$316,794

The bonus target for fiscal 2010 assumes that the Company achieves 100% of its earnings per share goal and the executive achieves 100% of the personal performance goals. Within certain limits, if the Company exceeds (or does not meet) its earnings per share goal, the executive's bonus can exceed (or fall below) the bonus target set forth above.

Prior Year Equity Awards: The Committee reviewed the performance requirements relating to performance-based restricted stock units awarded in fiscal 2009. The Committee determined that the target level of earnings per share for fiscal 2009 had been met. Bob Sasser will receive a total of 50,000 restricted stock units, Gary Philbin will receive a total of 18,000 restricted stock units, Kevin Wampler will receive a total of 15,000 restricted stock units, Robert Rudman will receive a total of 15,000 restricted stock units and Stephen White will receive a total of 8,000 restricted stock units. These awards will vest ratably over three years, with the first third vesting on the first anniversary date of the grant (April 1, 2010), provided the named executive officers remain continuously employed through the vesting dates. In addition, the Compensation Committee reviewed the performance requirements relating to 15,000 performance-based restricted stock units awarded to Kevin Wampler in connection with his hiring as Chief Financial Officer. The Committee certified that the performance goal for this award had been met and the award will cliff vest at the end of fiscal 2010, provided Mr. Wampler remains continuously employed with the Company through that vesting date.

Current Year Equity Award: The Committee approved the grant, effective March 26, 2010, of performance based awards to certain named executive officers of the Company. The Committee approved the grant of 50,000 restricted stock units to Bob Sasser; 18,000 restricted stock units to Gary Philbin; 15,000 restricted stock units to Kevin Wampler; 15,000 restricted stock units to Robert Rudman; 8,000 restricted stock units to Stephen White. The units vest ratably over three years in one year increments and are subject to the Company achieving a target level of earnings per share in fiscal 2010.

Each of the above-referenced shares, was awarded under either the Company's 2004 Executive Officer Equity Plan or the 2003 Equity Incentive Plan, as applicable, both approved by the shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: March 23, 2010

By: /s/ Kevin S. Wampler
Kevin S. Wampler
Chief Financial Officer